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FOR IMMEDIATE RELEASE



         GARDEN FRESH RESTAURANT CORP. ADOPTS STOCKHOLDER RIGHTS PLAN



     SAN DIEGO, February 23, 2001 - Garden Fresh Restaurant Corp. (Nasdaq:LTUS) announced today that its Board of Directors has adopted a Preferred Stock Purchase Rights Plan.

     The Plan is designed to enable all Garden Fresh Restaurant Corp. ("Garden Fresh") stockholders to realize the full value of their investment and to provide for fair and equal treatment for all Garden Fresh stockholders in the event that an unsolicited attempt is made to acquire Garden Fresh. The distribution of the Rights is not in response to any proposal to acquire Garden Fresh. The Board is not aware of any such action.

     To implement the Plan, the Board of Directors has declared a dividend distribution of one Preferred Stock Purchase Right per Common Share, payable to stockholders of record on March 16, 2001. The Rights will attach initially to the certificates representing outstanding common shares, and no separate Rights certificates will be distributed. The Rights to acquire preferred stock are not immediately exercisable and will become exercisable only upon the occurrence of certain events relating to unsolicited acquisition attempts as described in the agreement. Unless earlier redeemed for $0.001 per Right, the Rights will become exercisable by

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holders, other than rights held by an unsolicited bidder, for shares of Garden
Fresh or of the third party acquirer having a value of twice the Rights' then-current exercise price.

     No action is required on the part of stockholders. Garden Fresh will send a letter to all its stockholders with further details of the agreement.

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